UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                  BLUEFLY, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    096227301
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                                 (CUSIP Number)

                             Maverick Capital, Ltd.
                           Attention: General Counsel
                         300 Crescent Court, 18th Floor
                               Dallas, Texas 75201
                                 (214) 880-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2013
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             (Date of Event Which Requires Filing of this Amendment)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 2 of 7 Pages
--------------------                                       ---------------------

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    1         NAME OF REPORTING PERSONS
              Maverick Capital, Ltd.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              75-2482446
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    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

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    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
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                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              IA
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


--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 3 of 7 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS

              Maverick Capital Management, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              75-2686461
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              HC
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 4 of 7 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS

              Lee S. Ainslie III

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              IN
--------------------------------------------------------------------------------

CUSIP No. 096227301                                            Page 5 of 7 Pages


Item 1.       Security and Issuer.


                    This Amendment No. 7 amends the Schedule 13D filed on June 15, 2006 ("Schedule 13D") and all amendments thereto (this "Amendment") and relates to the Common Stock, par value $0.01 per share (the "Shares"), of Bluefly, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 42 West 39th Street, New York, New York. This Amendment No. 7 is being filed by the Reporting Persons to report that on May 23, 2013, the Reporting Persons sold all of the Shares previously owned by them to Runway Acquisition Sub, Inc., an affiliate of Clearlake Capital Group. All items or responses not described herein remain as previously reported in the
Schedule 13D.


Item 5.       Interest in Securities of the Issuer.

                    (a) - (b) As of May 23, 2013, the Reporting Persons ceased to be beneficial owners of any Shares of the Issuer.


                    (c) Except as disclosed in Item 6, which response is incorporated herein by reference, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

                    (d) Not applicable.

                    (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer on May 23, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    On May 23, 2013, pursuant to a Stock Purchase Agreement (the "Purchase Agreement") by and among Runway Acquisition Sub, Inc., Maverick Fund, L.D.C., Maverick Fund II, Ltd, Maverick USA, Ltd., Rho Ventures VI, L.P., Prentice Consumer Partners, LP and Quantum Industrial Partners LDC, the Reporting Persons sold all of the Shares previously owned by them to Runway Acquisition Sub, Inc., an affiliate of Clearlake Capital Group.

                    The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit D hereto.

                    As a result of the Purchase Agreement, the Amended and Restated Voting Agreement, dated as of December 21, 2009, has terminated with respect to the Reporting Persons as of May 23, 2013.

                    As a result of the Purchase Agreement, the Amended and Restated Registration Rights Agreement, dated as of September 7, 2011, has terminated with respect to the Reporting Persons as of May 23, 2013.

Item 7.       Materials to be Filed as Exhibits.

                    The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 096227301                                            Page 6 of 7 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  May 28, 2013

                                     MAVERICK CAPITAL, LTD.

                                     By: Maverick Capital Management, LLC,
                                     its General Partner

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     MAVERICK CAPITAL MANAGEMENT, LLC

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     LEE S. AINSLIE III

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

CUSIP No. 096227301                                            Page 7 of 7 Pages


                                  EXHIBIT INDEX
                                  -------------


A. Power of Attorney, dated as of February 13, 2003, granted by Mr. Ainslie in favor of John T. McCafferty.(1)

B. Amended and Restated Voting Agreement, dated as of December 21, 2009 by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XL III, LLC, PEC I, LLC and Rho Ventures VI, L.P. (2)

C. Amended and Restated Registration Rights Agreement, dated as of September 7, 2011 by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Consumer Partners, LP, and Rho Ventures VI, L.P.(3)

D. Stock Purchase Agreement, dated as of May 23, 2013, by and among Runway Acquisition Sub, Inc., Maverick USA, Ltd., Maverick Fund II, Ltd, Maverick Fund, L.D.C., Rho Ventures VI, L.P., Prentice Consumer Partners, LP and Quantum Industrial Partners LDC.


_____________________________________________________________________________

(1) Incorporated by reference to Maverick Capital's Schedule 13G filed with the SEC on February 14, 2003.

(2)      Incorporated by reference to Amendment No. 4 to the Reporting Persons'
Schedule 13D filed with the SEC on December 24, 2009.

(3)      Incorporated by reference to Amendment No. 6 to the Reporting Persons'
Schedule 13D filed with the SEC on September 13, 2011.